Filed by Gores Holdings VI, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Gores Holdings VI, Inc.

Commission File No.: 001-39790

Date: July 12, 2021

Gores Holdings VI Reminds Stockholders

to Vote in Favor of the Business Combination with Matterport, Inc.

BOULDER, Colo. – July 12, 2021 – Gores Holdings VI, Inc. (NASDAQ: GHVI, GHVIU, and GHVIW) (“Gores Holdings VI” or the “Company”), a special purpose acquisition company sponsored by an affiliate of The Gores Group, LLC, a global investment firm founded in 1987, reminds stockholders to vote in favor of the approval of the Company’s proposed business combination with Matterport, Inc. (“Matterport”), the spatial data company leading the digital transformation of the built world, and the related proposals to be voted upon at the Company’s Special Meeting in Lieu of the Company’s 2021 Annual Meeting of Stockholders (the “Special Meeting”). In light of public health concerns regarding the coronavirus (COVID-19) pandemic, the Special Meeting will be held via live webcast at https://www.cstproxy.com/goresholdingsvi/sm2021, on July 20, 2021 at 9:00 a.m. Eastern Time as described in the Company’s proxy statement/prospectus dated June 21, 2021 (the “Proxy Statement”).

All stockholders of record of the Company’s common stock as of the close of business on June 16, 2021 are entitled to vote their shares represented in person via the virtual meeting platform or by proxy at the Special Meeting. In connection with the proposed transaction, the Company filed the final Proxy Statement with the SEC on June 21, 2021, and the Proxy Statement and proxy card were mailed to the Company’s stockholders of record as of the close of business on June 16, 2021. If any of the stockholders of the Company have not received the Proxy Statement, such stockholder should confirm the proxy’s status with their broker, or contact Morrow Sodali LLC, Gores Holdings VI’s proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400.

Every stockholder’s vote is important, regardless of the number of shares held, and all stockholders are strongly encouraged to vote as soon as possible in advance of the Special Meeting. Accordingly, the Company requests that each stockholder of record as of the close of business on June 16, 2021 complete, sign, date and return a proxy card, if it has not already done so, to ensure that the stockholder’s shares will be represented at the Special Meeting. Stockholders which hold shares in “street name,” meaning that their shares are held of record by a broker, bank or other nominee, should contact their broker, bank or nominee to ensure that their shares are voted.

Gores Holdings VI’s board of directors recommends stockholders to vote “FOR” the Business Combination with Matterport and “FOR” all of the related proposals described in the proxy statement/prospectus.

The Special Meeting can be accessed by visiting https://www.cstproxy.com/goresholdingsvi/sm2021, where stockholders will be able to listen to the meeting live and vote during the meeting. Additionally, stockholders have the option to listen only to the Special Meeting by dialing +1 877-770-3647 (toll-free within the U.S. and Canada) or +1 312-780-0854 (outside of the U.S. and Canada, standard rates apply). The passcode for telephone access is 30528687#, but please note that you cannot vote or ask questions if you choose to participate telephonically. Please note that stockholders will only be able to access the Special Meeting by means of remote communication.at 9:00 a.m., Eastern Time, on July 20, 2021.

Additional Information about the Transactions and Where to Find It

In connection with the proposed business combination, Gores Holdings VI has filed a registration statement on Form S-4 (the “Registration Statement”) that includes a proxy statement/prospectus of Gores Holdings VI. The Form S-4 is now effective, having been declared effective by the SEC on June 17, 2021. The definitive proxy statement/prospectus was mailed to all Gores Holdings VI stockholders as of June 16, 2021, the record date established for voting on the proposed business combination and the other matters to be voted upon at the Special Meeting. Gores Holdings VI may also file other documents regarding the proposed business combination with the SEC. Company stockholders and other interested persons are advised to read the Registration Statement and the Proxy Statement, as well as any amendments or supplements thereto, because they contain or will contain important information about the proposed business combination and the other matters to be voted upon at the Special Meeting and is not intended to provide the basis for any investment decision or any other decision in respect of such matters.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Gores Holdings VI through the website maintained by the SEC at www.sec.gov, or by directing a request to Gores Holdings VI, Inc., 6260 Lookout Road, Boulder, CO 80301, attention: Jennifer Kwon Chou or by contacting Morrow Sodali LLC, Gores Holdings VI’s proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

Participants in Solicitation

Gores Holdings VI and Matterport and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Gores Holdings VI’s stockholders in connection with the proposed business combination. Information about Gores Holdings VI’s directors and executive officers and their ownership of Gores Holdings VI’s securities is set forth in Gores Holdings VI’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the proxy statement/prospectus regarding the proposed business combination. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination between Gores Holdings VI and Matterport, including statements regarding the benefits of the proposed business combination, the anticipated timing of the proposed business combination, the services offered by Matterport and the markets in which Matterport operates, business strategies, debt levels, industry environment, potential growth opportunities, the effects of regulations and Gores Holdings VI’s or Matterport’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “forecast,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of Gores Holdings VI’s securities; (ii) the risk that the proposed business combination may not be completed by Gores Holdings VI’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Gores Holdings VI; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by Gores Holdings VI’s stockholders, the satisfaction of the minimum trust account amount following redemptions by Gores Holdings VI’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the effect of the announcement or pendency of the proposed business combination on Matterport’s business relationships, performance, and business generally; (v) risks that the proposed business combination disrupts current plans of Matterport and potential difficulties in Matterport employee retention as a result of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted against Gores Holdings VI or Matterport related to the agreement and plan of merger or the proposed business combination; (vii) the ability to maintain the listing of Gores Holdings VI’s securities on the NASDAQ; (viii) the price of Gores Holdings VI’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which Matterport plans to operate, variations in performance across competitors, changes in laws and regulations affecting Matterport’s business and changes in the combined capital structure; and (ix) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that are described in Gores Holdings VI’s final proxy statement/prospectus contained in the registration statement on Form S-4, including those under “Risk Factors” therein, and other documents filed by Gores Holdings VI from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Gores Holdings VI and Matterport assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Gores Holdings VI nor Matterport gives any assurance that either Gores Holdings VI or Matterport will achieve its expectations.

Disclaimer

This communication relates to a proposed business combination between Gores Holdings VI and Matterport. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Contact Information

Media

Jennifer Kwon Chou

The Gores Group

jchou@gores.com

John Christiansen/Cassandra Bujarski/Danya Al-Qattan

Sard Verbinnen & Co

GoresGroup-SVC@SARDVERB.com

Linda McNair

Matterport

press@matterport.com